Exhibit 99.2

PRESS RELEASE

ESG: TotalEnergies CAC40 transparency leader towards
investors in the annual ranking of the Forum pour
l'Investissement Responsable

Paris, February 1, 2023 - TotalEnergies tops the ranking of the Forum pour l'Investissement Responsable (FIR), which on January 25 released the survey results for all CAC40 companies ahead of their 2022 Annual Shareholders' meetings: "How does the CAC 40 meet investor expectations?"

FIR is a french association representing all stakeholders in Social and Responsible Investment (SRI). Its purpose is to promote and develop responsible investment and its best practices. It promotes dialogue and involvement with listed companies on sustainable development issues.

The campaign questions focused on Environmental, Social and Governance (ESG) issues such as climate, biodiversity, the circular economy, living wages, ESG pay criteria, tax practices and the inclusion of social partners in corporate responsibility plans.

The consolidated score on all the questions gave TotalEnergies an overall result of 2.1/3, which makes it the joint winner with Orange.

"This top place is both a welcome recognition for TotalEnergies and above all an incentive to do even better. Our company is working to continuously improve and it is this spirit that guides our corporate governance, our stakeholder relations, our transformation strategy and our ambition for 2050," says Helle Kristoffersen, President Strategy & Sustainability at TotalEnergies.

These results reflect TotalEnergies' commitment to dialogue and transparency in line with its principle of action towards investors and stakeholders.

In March 2023, TotalEnergies will publish its Sustainability & Climate - 2023 progress report, which will report the progress made on the Company’s ambition with respect to sustainable development and energy transition towards carbon neutrality and its related targets by 2030.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

•	Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

•	Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

TotalEnergies on social media

•	Twitter : @TotalEnergies

•	LinkedIn : TotalEnergies

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).